UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Contango ORE, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

21077F100

(CUSIP Number)

Bruce C. Kirchhoff

Vice President, General Counsel and Secretary

Royal Gold, Inc.

1660 Wynkoop Street, Suite 1000

Denver, Colorado 80202

(303) 573-1660

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21077F100	13D

1	Names of Reporting Persons Royal Gold, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 809,744(2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 809,744(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 13.6%(1)

14	Type of Reporting Person (See Instructions) CO

(1)     Based on 5,975,048 shares of common stock of the Issuer outstanding as of January 30, 2018, as disclosed in the Issuer’s most recent Quarterly Report on Form 10-Q filed on January 31, 2018.

(2)     Pursuant to the Stock Purchase Agreement attached as Exhibit 1 hereto and the proxy contained therein, Royal Gold, Inc. currently has shared voting power with respect to 809,744 shares of common stock and Royal Gold, Inc. will have sole voting power and dispositive power with respect to 507,556 shares of common stock to be received by Royal Gold, Inc. at the first closing and 302,188 shares of common stock to be received by Royal Gold, Inc. at the subsequent closing.

CUSIP No. 21077F100	13D

Item 1.                   Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock (the “Common Stock”), $0.01 per share par value, of Contango ORE, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices at 3700 Buffalo Speedway, Suite 925, Houston, Texas 77098.

Item 2.                   Identity and Background

(a) This Schedule 13D is filed by Royal Gold, Inc. pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b) The principal business address of Royal Gold, Inc. is 1660 Wynkoop Street, Suite 1000, Denver, Colorado 80202.

(c) Royal Gold, Inc.  is a precious metals stream and royalty company engaged in the acquisition and management of precious metal streams, royalties, and similar production based interests.

(d) During the last five years, neither Royal Gold, Inc., nor to its knowledge, any person named on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Royal Gold, Inc., nor to its knowledge, any person named on Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Royal Gold, Inc. is a Delaware corporation. The citizenship of each executive officer and director of Royal Gold, Inc. is set forth on Schedule A.

Item 3.                   Source and Amount of Funds or Other Consideration

On April 5, 2018, Royal Gold, Inc. entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Donald W. Gillen, Darren Gillen, and General Resources Inc., a corporation organized under the laws of the Province of Saskatchewan (collectively, the “Sellers”) to purchase 809,744 shares of Common Stock at $26.00 per share (the “CORE Shares”). Pursuant to the Stock Purchase Agreement, Royal Gold, Inc. beneficially owns approximately 13.6% of the outstanding Common Stock. Also pursuant to the Stock Purchase Agreement, each Seller shall vote all the CORE Shares such Seller holds in such manner as directed by Royal Gold, Inc. in its sole discretion.

Neither closing pursuant to the Stock Purchase Agreement has occurred, thus no funds have yet been used for the purpose described in this Item 3.

The foregoing description of the Stock Purchase Agreement is qualified in its entirety by reference to the full text of such agreement. The Stock Purchase Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference.

Item 4.                   Purpose of Transaction

Royal Gold, Inc. beneficially owns or may be deemed to beneficially own the shares of Common Stock reported on this Schedule 13D. Royal Gold, Inc. beneficially owns the shares of Common Stock for strategic investment purposes and intends to continually review its investment in the Issuer and may in the future (1) acquire additional securities of the Issuer through open market purchases, private purchases or otherwise, (2) dispose of all or a portion of its interest in the Issuer if conditions warrant, or (3) take any other available course of action, which may involve one or more types of transactions or have one or more results specified in clauses (a) through (j) of Schedule 13D, to the extent deemed advisable by Royal Gold, Inc.

CUSIP No. 21077F100	13D

Except as described elsewhere in this Schedule 13D, Royal Gold, Inc. does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Royal Gold, Inc. reserves the right to acquire, or dispose of, the securities of the Issuer, to close the transaction described in Item 3 of this Schedule 13D, and to formulate other purposes, plans or proposals regarding the Issuer, its assets, or its securities or take other action Royal Gold, Inc. deems advisable.

Item 5.                   Interest in Securities of the Issuer

(a) — (b) Pursuant to the Stock Purchase Agreement, Royal Gold, Inc. may be deemed to beneficially own 809,744 shares of Common Stock, 507,556 shares of which will be delivered to Royal Gold, Inc. at the first closing and 302,188 shares of which will be delivered at a subsequent closing. Using 5,975,048 as the number of shares of Common Stock outstanding as of January 30, 2018, which number is based on information set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on January 31, 2018, Royal Gold, Inc. may be deemed to currently have the shared power to vote or direct the voting of approximately 13.6% of the issued and outstanding Common Stock.

To Royal Gold, Inc.’s knowledge, no shares of the Common Stock are beneficially owned by any of the persons listed on Schedule A.

(c) Other than as described in this Schedule 13D, neither Royal Gold, Inc., nor to its knowledge, any person named on Schedule A, has effected any transaction in the Common Stock during the past 60 days.

(d) Except as specifically set forth in this Item 5, to the knowledge of Royal Gold, Inc., no person other than the Sellers has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of, Common Stock that are beneficially owned directly, or deemed beneficially owned indirectly, by Royal Gold, Inc. prior to the closing of the transaction contemplated by the Stock Purchase Agreement.

(e) Not applicable.

Item 6.                   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as described in Items 3 and 5 and in the Stock Purchase Agreement incorporated herein by reference and set forth as Exhibit 1 hereto, Royal Gold, Inc. does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person named in Item 2 and any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.                   Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 1.               Stock Purchase Agreement dated as of April 5, 2018, by and among Royal Gold, Inc. and the Sellers.

CUSIP No. 21077F100	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2018

ROYAL GOLD, INC.

By:	/s/ Bruce C. Kirchhoff
Name:	Bruce C. Kirchhoff
Title:	Vice President, General Counsel and Secretary

CUSIP No. 21077F100	13D

SCHEDULE A

Set forth below is a list of the directors and executive officers of Royal Gold, setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each person. To Royal Gold’s knowledge, all directors and officers listed below are citizens of the United States, unless otherwise indicated. Unless otherwise indicated below the business address of each person is c/o Royal Gold, Inc., 1660 Wynkoop Street, Suite 1000, Denver, CO 80202.

Directors of Royal Gold

Name	Present Principal Occupation and Business Address of Such Organization
William M. Hayes	Retired mining executive
Tony A. Jensen	President and CEO of Royal Gold
Kevin McArthur	Executive Chair, Tahoe Resources, Inc. 1055 West Georgia Street, Suite 1500 Vancouver, B.C., V6E 4N7
Jamie C. Sokalsky*	Retired mining executive
Christopher M.T. Thompson	Retired mining executive
Ronald J. Vance	Retired mining executive
Sybil E. Veenman*	Retired mining executive

Executive Officers of Royal Gold

Name	Present Principal Employment
Tony A. Jensen	President and CEO
Stefan L. Wenger	CFO and Treasurer
Karli S. Anderson	VP Investor Relations
William H. Heissenbuttel	VP Corporate Development
Mark E. Isto	VP Operations
Bruce C. Kirchhoff	VP, General Counsel and Secretary

* Canadian citizen.